Management’s Discussion and Analysis
For Tanzanian Royalty Exploration Corporation (the “Company”)
of Financial Condition and Results of Operation
Years ended August 31, 2011 and 2010
(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2011, 2010 and 2009.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described.

Overall Performance

As of August 31, 2011 the Company had current assets of $32,922,000 as compared to $1,735,000 on August 31, 2010.  The increase is due to cash received from a prospectus offering and private placements.  Deferred exploration costs were $33,745,000 at August 31, 2011, an increase of $3,789,000 as compared to $29,956,000 on August 31, 2010.  The current year’s net expenditures on mineral property exploration is $7,634,000 (2010 - $3,016,000) and the Company recovered $279,000 of exploration costs from its option partners in 2011 (2010 – $348,000).  The Company has recorded a write-down in 2011 of $3,846,000 (2010 - $10,000) of its deferred exploration costs.

The Company has issued common shares during 2011 in the amount of $42,548,000 (2010 - $3,511,000).  Of the capital raised, 27% is utilized for property acquisition, exploration, capital equipment purchases and general operating expenses as previously disclosed and as tabulated below.  The remaining capital raised was invested in interest bearing investments, which are readily available.

C$ (000)
Cash available September 1, 2010	1,326
Financing (net of share issue costs)	42,548
Total funds	43,874
Equipment purchases	(817)
Mineral property expenditures including licenses, environmental and exploration	(7,763)
Funds remaining from financing	35,294
General corporate expenses	(2,882)
Funds available August 31, 2011	32,412

Management of the Company believes that the current level of funds is expected to be sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2011, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•
There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  Although the prices of precious and base metals have risen substantially over the past several months, the Company remains cautious;

•	The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•
Current financial markets are likely to be volatile in Canada for the remainder of the year and potentially into 2012, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	2011 August 31	2010 August 31	2009 August 31
Total Revenues	$0	$0	$0
Net Loss for the period	($10,221,226)	($3,427,655)	($4,731,836)
Basic and diluted loss per share	($0.11)	($0.04)	($0.05)
Total assets	$68,113,986	$32,783,560	$29,285,205
Total long term financial liabilities	2,958,039	$1,841,226	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations - Year to date

Net loss for the year ended August 31, 2011 was $10,221,000 compared to $3,428,000 for the year ended August 31, 2010.  The increase in losses in 2011 is primarily due to the write off of mineral properties and deferred exploration costs and costs related to acquisition, refurbishing and relocating office and staff to the Buckreef Project site as well as the increase of depreciation of newly acquired fixed assets.

The Company has concentrated on the bulk sampling program at Kigosi/Msonga and start up of the Buckreef property during the year ended August 31, 2011.  The net spending on Mineral Properties and Deferred Costs was $7,634,000 during the year ended August 31, 2011 (2010 - $3,016,000).  The costs for 2011 include acquisition costs of US$3,822,000 for the right to earn a 55% interest in the Buckreef Project and $2,347,000 in continued exploration costs at Kigosi.

Recoveries for the year ended August 31, 2011 and 2010 from option agreements were $279,000 and $346,000, respectively.  During this period, the Company abandoned and wrote off expenses relating to 56 properties in the various project areas in the amount of $3,841,000.  The Company wrote off further expenses related to previously abandoned properties in the amount of $5,000 for a total write off of $3,846,000.  There were no write offs during the same period in 2010 other than writing off license fees on previously abandoned properties.

Beginning in 2011, the number of employees in Tanzania has significantly increased.  The Company has increased personnel in all areas as a result of the Buckreef Gold Mine Re-development Project acquired in December 2010. The accounting and administrative function has been strengthened in the US and Tanzania with the addition of a new Chief Financial Officer and senior staff in Tanzania. The Chief Executive Officer began being paid a monthly salary commencing May 2011.  As a result, salaries and benefits expense for the year ended August 31, 2011 increased to $1,602,000 (2010 - $1,025,000).

Professional fees for the year ended August 31, 2011 were $632,000 (2010 - $347,000).  The increase is primarily due to legal expenses incurred as a result of the Buckreef acquisition.

For the year ended August 31, 2011, the foreign exchange loss was $519,000 (2010 - $98,000).  This increased loss of $421,000 was due to the 12 month average Tanzanian Shilling exchange rate having increased from 1344 at August 31, 2010 to 1519 at August 31, 2011.  As well, the USD rate vs Canadian was $1.05 at August 31, 2010 compared to $0.98 at August 31, 2011.  Since the Company’s finance agreement was denominated in USD and reporting currency is in Canadian dollars, this created a foreign exchange loss when USD capital received was converted to Canadian dollars.

Restricted Stock Unit (“RSU”) expense for the year ended August 31, 2011 was $875,461 compared to $650,961 for the year ended August 31, 2010.  The increase was due to RSUs granted to new employees.  During the year, there was also early vesting of units in satisfaction of performance goals.

Directors’ fees for the year ended August 31, 2011 were $462,000 (2010 - $382,000).  The increase was due to the RSU portion of directors’ fees having vested in June 2011. The RSU portion of the directors’ fees expense was $441,000 (2010 - $299,000). The increase was due to the number of RSUs granted.

Transfer agent and listing fees for the year ended August 31, 2011 was $261,000 (2010-$201,000).  The increase was due to the issuance of convertible debt and prospectus shares during the year ended August 31, 2011.

For the year ended August 31, 2011 travel and accommodation expense was $200,000 (2010 - $76,000) The increase reflects the expanded number of employees and related travel to and from project sites, travel to Tanzania by senior management for the purpose of the Tanzania shareholder trip and Buckreef acquisition during the year ended August 31, 2011.

The interest accretion expense for the year ended August 31, 2011 was $181,000 (2010 - $23,000). This interest relates to the issuance of convertible debt.  During the year, there were four convertible debts outstanding with full year interest in effect.  In 2010, there were two convertible debts and they were outstanding for only 2 months.

For the year ended August 31, 2011, amortization expense was $463,000 (2010 - $202,000).   During the year, capital purchases for the bulk sampling program at Kigosi and equipment purchases for the Buckreef project increased the cost base of the asset pool therefore increasing the depreciation.  In 2010, several assets became fully depreciated therefore the depreciation was relatively small.  The capital expenditure in 2010 occurred toward the end of the fiscal year therefore the full value of the depreciation relating these purchases did not come into effect in 2010.  The capital expenditure for the year ended August 31, 2011 was $817,429 (2010 - $587,613).

Promotion and shareholder fees for the year ended August 31, 2011 were $65,000 (2010 - $3,000).  The increase is primarily due to advertising fees paid for advertising on a weekly radio broadcast to further promote investor knowledge of the Company.

For the years ended August 31, 2011 and 2010, the Company did not record any income tax expense or recovery.  However, during the year, the Company engaged an international accounting firm for assistance in dealing with Tanzanian stamp duty taxes and taxes on intercompany loan interest.  Although the preliminary findings are in favour of the Company, the final result is not yet determined.  Given the uncertainty, the Company accrued $856,000 for all taxes and related fees.

Results of Operation - Fourth Quarter

For the fourth quarter period ended August 31, 2011, the net expenditures on Mineral Properties and Deferred Exploration Costs were $1,683,000 compared to $842,000 for the comparable quarter in 2010.  The increase is primarily due to set up costs at Buckreef.  During the fourth quarter ended August 31, 2011, the Company abandoned and wrote off related expenses for 50 properties deemed non core assets, while there were no property write-offs during the comparable quarter in 2010.  The fourth quarter write off of mineral properties was $3,737,000 and $3,000 for 2011 and 2010, respectively.

Salaries and benefits expenses for the fourth quarter ended August 31, 2011 and August 31, 2010 were $469,000 and $287,000 respectively.  The increase was due to the increased number of employees.

Travel expenses were $ 62,000 for the fourth quarter ended August 31, 2011 compared to $17,000 for the comparable quarter in 2010.  The increase of $45,000 was due to the increased number of employees and related travel to and from the Buckreef Project and shareholder presentation in Tanzania.

For the fourth quarter ended August 31, 2011 the interest accretion expense was $39,000. For the comparable quarter in 2010, the interest accretion was $21,000. There were only two convertible debts at August 31, 2010 year end compared to three convertible debts outstanding for the full year at the current year end.
Professional fees for the fourth quarter ended August 31, 2011 and 2010 were $217,000 and $83,000 respectively.  The increase is primarily due to legal expenses related to the Buckreef acquisition and accrual for audit and tax expenses.

During the fourth quarter ended August 31, 2011, amortization expense was $119,000, an increase of $61,000 from $57,000 for the comparable quarter in 2010.   The increase in amortization reflects the increase in assets for the Kigosi bulk sampling and Buckreef projects.

During the fourth quarter ended August 31, 2011, legal fees in the amount of $495,000 were paid to a law firm in which one of the Company’s directors is a partner, compared to $57,000 paid during the comparable quarter in 2010.  The increase is primarily due to legal expenses related to the prospectus and Buckreef Project.

During the fourth quarter period ended August 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to the Chairman and COO (Tanzania). The rent is for the main Company office in Dar es Salaam and is at prevailing market rates.  $7,000 was paid for administrative services including technical support and services for the President and CEO’s website which is recorded as a receivable and the President and CEO reimburses the Company at fiscal year end.

Summary of Quarterly Results (unaudited)

	2011 August 31	2011 May 31	2011 February 28	2010 November 30	2010 August 31	2010 May 31	2010 February 28	2009 November 30
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($6,464,427)	($1,493,336)	($1,100,311)	($1,209,864)	($807,927)	($934,445)	($881,166)	($804,117)
Basic and diluted loss per share	($0.07)	($0.016)	($0.012)	($0.013)	($0.011)	($0.011)	($0.009)	($0.009)

The variances in quarterly results reflect the increased activity associated with the growth of the company.

The December 2010 addition of the Buckreef Project resulted in increased costs compared to the period ended August 31, 2010. The write off of non core property assets during the year ended August 31, 2011 accounts for a majority of the increase in net loss.  Additional administration and exploration personnel also contributed to the increased costs. Costs are expected to increase mainly due to the Buckreef Project implementation.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity and debt financing.

As of August 31, 2011 the Company’s working capital position was $30,391,000 as compared to $1,114,000 on August 31, 2010.  As the Company’s mineral properties advance under various exploration agreements, additional equity and debt financing will be required to fund exploration and mining activities.

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	414,000	$209,000	$205,000	Nil	Nil

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

On November 5, 2010 the Company completed a $4,841,600 private placement with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.  The warrants have a value of $235,853 net of issuance costs.

On April 1, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

On August 12, 2011 a Short Form Prospectus Offering was completed for US$30,000,000 comprised of 5,263,158 Units in the capital of the Company at a price of US$5.70 per Unit.  Each Unit consists of one common share of the Company and one common share purchase warrant, exercisable at a price of US$6.25 expiring on August 12, 2013.  In addition, 368,421 Compensation Options were issued.  Compensation Options are exercisable at a price of US$5.91 and expire on August 12, 2013.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the year ended August 31, 2011, $ 461,484 (2010 - $381,690) was paid or accrued by the Company to directors for directors’ fees.  Directors were paid $ 20,701 (2010 - $75,298) in cash and $440,783 (2010 - $299,314) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2011, legal fees charged by the firm were $797,146 (2010 - $143,524), of which $419,032 remains payable at year end. On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the “Loan Agreement”) with Joseph Kahama (“Kahama”), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

During the year ended August 31, 2011, US$9,600 was paid to a company associated with Kahama for office rent.  During the fourth quarter ended August 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to Kahama. The rental rate charged to the Company is at the prevailing market rate.

As at August 31, 2011, the Company makes certain payments for administrative services including technical support and services for the Company’s CEO and President’s website.  These expenses are reimbursed to the Company quarterly. During the fourth quarter ended August 31 2011, $7,214 was paid for administrative and technical support and services for the President and CEO’s website which is recorded as a receivable.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2011 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%. Of the 700,000 shares authorized for issuance under the Plan, 449,187 shares have been issued as at August 31, 2011.

For the year ended August 31, 2011, stock-based compensation expense, including director’s fee portion, related to the issue of RSU shares was $875,461 (2010 - $650,961).

Changes in Accounting Policies including Initial Adoption

(i)	Accounting for Units of Equity:

The Company may issue units of equity consisting of common shares and share purchase warrants.  The Company allocates the proceeds received to the common shares and share purchase warrants, on a relative fair value basis, using the market value of the shares and the fair value of the warrants calculated using the Black Scholes model.

Future Canadian accounting standards:

(ii)	International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will therefore adopt IFRS for its August 2012 year end and beginning with the 1st quarter financials ended November 2011.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011. The impact of the new standards on the Company’s financial statements is currently being evaluated by management.

As we proceed with our transition, we are also assessing the impact on our internal controls over financial reporting, and on our disclosure controls and procedures. Changes in accounting policies or business processes require additional controls or procedures to ensure the integrity of our financial disclosures. We have completed the assessment phase and are currently working through the implementation phase. The transition to IFRS however, is not anticipated to require any significant changes in our internal control over financial reporting or our disclosure controls and procedures. The Company expects that the areas that will be most affected by the transition to IFRS will be first time adoption, mineral property and exploration costs, stock compensation costs and financial instruments.

We will begin training management and accounting staff in the first quarter of the new fiscal year ended November 2011. Training will be delivered mainly by external advisors, and focusing on the accounting issues most relevant to us.  Sessions will continue into 2012.  As a result, we are confident that there is sufficient expertise within and available from consultants to the company to allow us to effectively transition to IFRS.

Our transition plan will include the need to inform external shareholders about the impact of the IFRS transition on our financial reporting.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company’s financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized. IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, stock compensation expense may be recognized using either the graded vesting or straight-line method. IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features. The impact of IFRS on RSUs needs to be further investigated by the Company.

We have also evaluated the impact of IFRS on our business activities in general. As a result, we believe the implementation of IFRS will not have a material impact on our risk management practices, capital requirements, compensation arrangements, information technology or compliance with debt covenants or other contractual commitments.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2011 the Company wrote off $3,846,000 (2010 - $10,000) of costs on abandoned mineral properties.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of significant estimates include the determination of stock-based compensation and future income taxes.  Other than discussed above, the Company did not identify any other changes to its critical accounting estimates from those discussed in the year end report.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 99,992,071 common shares outstanding, and as at August 31, 2011 a total of 449,187 Restricted Stock Units have been issued.

Subsequent Events

On September 23, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated July 9, 2010 in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.

On November 23, 2011 the Company announced it has agreed to amend the exercise price and term of warrants previously issued pursuant to its August 12, 2011 prospectus financing under which it raised US$30,000,000 in an offering of 5,263,158 units consisting of one common share and one common share purchase warrant.  The exercise price of the 5,263,158 common share purchase warrants has been reduced from US$6.25 to US$4.00 and the term of the warrants has been extended one year to expire August 12, 2014.  In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate.  The 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and repriced from US$5.91 to US$4.00.  All of the warrants are held by arm’s length investors.  The amendments become effective on December 7, 2011.

As of November 23, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

On November 25, 2011 the Company announced that the board of directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for Tanzanian Royalty that has been made or is contemplated.  The Rights Plan is subject to regulatory approval and the Company intends to put the Rights Plan before the shareholders for ratification.

On December 1, 2011 the Company announced that it received an updated NI 43-101 compliant technical report from Venmyn Rand (Pty) of South Africa for its Kigosi Gold Project in northern Tanzania. In addition, the Company announced that it has entered into a joint venture with Stamico that will enable the state corporation to earn a 15% carried interest in the Kigosi Project.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Buckreef Project

In December 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania. On October 25, 2011 a Definitive Joint Venture Agreement was entered into with State Mining Corporation (“Stamico”) for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Buckreef Project contains National Instrument 43-101 compliant gold resources at a 0.5 g/t cut-off grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 t/g (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz); for a total of approximately 2,130,000 oz.  As noted in the 43-101 report: “The geological continuity and grade distribution of the Buckreef mineralisation is well constrained and the upside potential to define additional Mineral Resources in extensions of the known mineralisation has been confirmed through drilling. The Mineral Resource base may be increased through implementing changes in the cut-off grades as the gold price improves and detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources in those prospects”.  The report also notes that “the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project.”

Buckreef is a shear-hosted gold deposit where the mineralization is controlled by a large shear zone with a true width up to 10 metres. The shear zone has been drilled over 1.5 kilometres along strike. Gold mineralization at Buckreef was developed along a prominent fault zone ranging from five to 30 metres in width.  Finely disseminated pyrite occurs in a halo surrounding pervasive quartz veining, the extent of which is directly related to the grade of the gold mineralization present.

Immediately after acquiring the Buckreef project, the Company’s technical staff began a program to define additional mineralization.  A particular emphasis was placed on the Eastern Porphyry Prospect where the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres has yet to be fully evaluated.  Previous RC drilling at an average depth of 115 metres returned a peak grade of 18 metres averaging 6.58 g/t gold, 4.0 metres averaging 2.07 g/t gold, 3.0 metres grading 2.18 g/t gold, 2.0 metres averaging 8.81 g/t gold and 5.0 metres grading 1.35g/t gold. Wide spaced RC holes drilled within this area in the past that returned high gold values were never followed up.

A detailed review of historical diamond drilling results on the Buckreef Main, South and North Prospects, which form the core of the Buckreef Gold Project in Tanzania, also produced some interesting highlights. Results from past drill programs (not true widths) included: 3.0 metres grading 12.3 g/t gold; 12 metres averaging 6.0 g/t gold; 3.0 metres grading 15.9 g/t gold; 29 metres averaging 3.43 g/t gold; 18.25 metres at 15.4 g/t; 16.3 metres averaging 31 g/t; 6.3 metres at 10.97 g/t; 22.6 metres averaging 3.52 g/t and 14 metres grading 10.92 g/t. The sample depths for these intercepts ranged from approximately 100 metres to 560 metres.

Three other prospects are an integral part of the Buckreef Project in the context of exploration potential for gold resources that could support future commercial mining operations:

Tembo Prospect

The Tembo Prospect is located in an adjacent but sub-parallel shear zone to the regional trending Rwamagaza main shear zone. It lies approximately 3km south-west of the main Buckreef Mine. Gold mineralization at Tembo is hosted within grey quartz stringers, veinlets and boudins - all tightly constrained by east-west shears hosted in basaltic volcanic units.

Bingwa Prospect

Bingwa is situated at the northern margin of the Rwamagaza belt approximately 4km east of Buckreef. Gold mineralization at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in a shear zone abutting a granitoid contact. The shear zone has been identified by drilling over a strike length of 350m and up to 100m below surface, with the main zone of mineralization occurring over a strike length of 150m. The majority of the mineralization defined to date lies in the oxide zone which extends to 40 to 60m below surface.

Buziba Area

The Buziba Prospect is located approximately 20km east of Buckreef . The gold mineralization at Buziba is hosted in pillowed mafic rocks intruded by a suite of feldspar porphyry dyke slivers. Of immediate interest to the Company is the presence of a surficial laterite-cemented quartz rubble deposit previously targeted by artisanal miners.

A bulk sampling program was initiated in the western sector of the Buziba license in June 2011 to verify the high grade pit sampling results that were reported in 1986 by Madini, a section of the geological survey of Tanzania. A total of 16 pits consisting of 61 samples were completed during the month.

The pit excavation work, which encountered hard laterite overburden, was supported by the Company’s excavator.  Eleven grab samples were collected from heaps left behind by artisanal miners. These included values in sub-angular quartz rubble/pebbles grading as high as 2.52 g/t.  Following an in-house geological evaluation of the results from the program, a decision will be made concerning follow-up work.

On August 18, 2011, the Company announced that an infill reverse circulation (RC) drilling program had commenced on the Buckreef project.  The objective of the first phase of infill drilling is to probe and corroborate significant gold mineralization in the Eastern Porphyry (EP) Prospect which was never previously reported. A second phase of this drilling program will include both infill and step-out strike extension exploration drilling targeting the eastern extension of the near surface mineralization at the Tembo Prospect and the north-east extension of the main Buckreef Prospect.

Infill diamond drilling will investigate the down-dip extension of the high grade shoots below the previously projected economic final depth of the pit design prepared by Iamgold, the previous operator at Buckreef. In addition, some of the diamond core holes will be used to ascertain the rock geotechnical properties as part of the Company’s preliminary investigations on the open pit wall stability.

Kigosi Project

The Kigosi Project was the subject of a bulk sampling program that focused on the Luhwaika area.  Utilizing a modular-style gravity separation plant, the intent of the program, which began in September 2010, was to determine grade and tonnage in surface gravels in and around the principal discovery area at Kigosi.

A series of shallow pits were excavated to evaluate the gold content in overburden, gravels and the underlying saprolite (chemically weathered rock). Work crews extracted a minimum 80 tonne sample from the pits which was considered representative for evaluation purposes.

Following a brief hiatus, the bulk sampling program resumed in early November.  A total of 14 pits were excavated, mapped and sampled during that month. Due to crusher related issues at the plant, all the gravel ores were put through a scrubber to wash off the sand and soil. A total of 390m3 was successfully scrubbed. An attempt to fully process the gravel material was done on samples from Pits 1 and 3 totalling 46.28m3 from which 52.96g of gold were recovered at the SGS laboratory, giving an average recovery grade of 1.54g/ m3.

Metallurgical test work conducted on two bulk samples recovered from the Luhwaika Prospect Area at Kigosi returned head grades for gold averaging 1.77g/t and 1.59g/t respectively.

In May 2011, the Kigosi gravity plant and accessories were moved to Buckreef Mine where it remains pending the receipt of a full mining permit for the Kigosi Project.

Msonga Area

Reverse Circulation (RC) drilling continued throughout the year in the Msonga area (on the north side of the Kigosi Project), with a specific emphasis on a large soil anomaly that is known to host auriferous (gold-bearing) reef zones. Close-spaced infill RC-drilling was conducted on the main Msonga Prospect anomaly.

The down-hole geology in most holes included highly weathered basalt, with the depth of weathering reaching 30m or more. Potential reef zones appear to consist of variable quartz veining in highly weathered material. In some places, the mineralized zones occur as wide zones of finely disseminated pyrite in moderately to strongly silicified meta-basalt in fresh rock.

Lunguya Prospect:

A NI-43-101 compliant technical report was completed for the Lunguya Project in February 2010.

In November 2010, Tanzanian Royalty announced positive results from laboratory test work on surface gravels collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania. These licenses were acquired in 2009 and are associated with the Company's Lunguya Gold Project which is situated within the Kahama District of Tanzania.

The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the gravels which are essentially broken and fractured surface rock.

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average "head grade" for gold of 3.74g/t. (The "head grade" refers to the average grade of the material submitted for processing and analysis).

Bulk samples were collected from random pits within the Lunguya PML in February 2010.  RC drilling began at Lunguya in June 2011. The program was intended to confirm evidence of reef mineralization identified during the 2002 RC and diamond drilling program in the area.  A total of 14 drill holes consisting of 1,247m were completed during the month. A number of narrow, parallel, moderate dipping shear structures hosted in granite were intersected.  The shears are possibly related to those hosting gold mineralization in the area.

The RC drilling program continued at Lunguya in August 2011, demonstrating the continuity of Nyamakwenge reefs to the southwest of the prospect. Two sets of quartz vein in sheared granite were identified during the drilling program in 2002, with their thickness ranging from 1 – 8m thick. During 2011 RC program another two sets of quartz reefs were identified, with their thickness ranging from 2 to 20m. These two new sets of quartz reef have similar characteristics with the first sets of quartz veins identified.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk, risk of not being able to convert to IFRS prior to the changeover date of September 1, 2011 and regulatory risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2011.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concludes that they are appropriately designed and operating effectively as of August 31, 2011.

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.  Management identified, for the prior fiscal year ended August 31, 2010, a material weakness in internal controls affecting financial reporting of certain matters, which matters were corrected prior to management finalizing the financial statements for the period.  See management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended August 31, 2010, as incorporated herein by reference.  The Company believes it has fully remediated the weakness previously identified, with the completion of full operating effectiveness control documentation and testing, including auditor attestation in the current year ended August 31, 2011.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting which is included with the financial statements for years ended  August 31, 2011, 2010 and 2009.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2011, the Company has strengthened internal controls and implemented additional segregation of duties on both administrative and operational sides of the business. Additional personnel were hired and new procedures and controls documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of  financial statements in accordance with Canadian generally accepted accounting principles. Based on the evaluation of the design and operating effectiveness of the company’s ICFR, the CEO and the CFO concluded that the company’s ICFR was effective as at August 31, 2011.

Evaluation of Disclosure Controls and Procedures

With the completion of full operating effectiveness control documentation and testing, including auditor attestation, the Company’s management concluded that its review and testing of internal control over financial reporting was appropriately designed and operating effectively for the year ended August 31, 2011.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.